UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No._)*

VITAXEL GROUP LIMITED
(Name of Issuer)

Common Stock, $0.000001 Par Value
(Title of Class of Securities)

92849Y107
(CUSIP Number)

Mark Crone, Esq.

LKP Global Law, LLP

1900 Avenue of the Stars, Suite 480

Los Angeles, California 90067

(424) 239-1890

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92849Y107

1	NAME OF REPORTING PERSON

Lim Chun Yen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

	(a)	☐
	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Malaysia

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,440,361,250 (1)
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON WITH		—

	9	SOLE DISPOSITIVE POWER

		1,440,361,250 (1)

	10	SHARED DISPOSITIVE POWER

		—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,440,361,250

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.25% (2)

14	TYPE OF REPORTING PERSON*

IN

(1)	Consists of 1,440,361,250 shares of the common stock of Vitaxel Group Limited (the “Company”), all of which are owned directly by the Reporting Person.
(2)	Based on approximately 5,098,725,000 shares of the Company’s common stock deemed outstanding on August 10, 2016.

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.000001 par value of Vitaxel Group Limited (formerly Albero, Corp., the “Company”), a Nevada corporation. The address of the Company’s principal executive office is Wisma Ho Wah Genting, No. 35, Jalan Maharajalela, 50150, Kuala Lumpur, Malaysia.

Item 2.	Identity and Background

(a)          This statement is filed by Lim Chun Yen (“Reporting Person”).

(b)          The business address of the Reporting Person is Unit 203, 2nd Floor, Bangunan Cheong Wing Chan, 41-51, Jalan Maharajalela 50150, Kuala Lumpur, Malaysia.

(c)          The Reporting Person’s principal occupation is Director of Sri Highlands Carriage Services Sdn Bhd (“Sri Highlands”). Sri Highlands’ principal business is to engage in transportation services and operating a fleet over 200 taxis with the sole purpose of serving this specific route to Genting Highland. Sri Highlands’ principal office is located at Unit 203, 2nd Floor, Bangunan Cheong Wing Chan, 41-51, Jalan Maharajalela 50150, Kuala Lumpur, Malaysia.

(d)          During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Reporting Person is a citizen of Malaysia.

Item 3.	Source and Amount of Funds or Other Consideration

The securities purchased by the Reporting Person were purchased in connection to the share exchange (“Share Exchange”) under the Share Exchange Agreement dated January 18, 2016 (the “Share Exchange Agreement”) by and between Vitaxel SDN BHD, a Malaysian corporation (“Vitaxel”), the shareholders of Vitaxel, Vitaxel Online Mall SBN BHD, a Malaysian corporation (“Vionmall”) and the shareholders of Vionmall pursuant to which Vitaxel and Vionmall each became wholly owned subsidiaries of the Company. In the Share Exchange, all of the outstanding shares of Vitaxel and Vionmall were converted into shares of the Company’s Common Stock. As a result of the Share Exchange, the Reporting Person received 1,916,250 shares of Common Stock of the Company in exchange for his 1,095,000 shares of common stock of Vitaxel that he held prior to the Share Exchange.

On January 27, 2016, the Company declared a 1333-for-1 forward stock split of its outstanding common stock, par value $0.000001 per share in the form of a dividend (the “Stock Split”) with a record date of February 8, 2016 (the “Record Date”). On February 22, 2016, Financial Industry Regulatory Authority, Inc. notified the Company of its announcement of the payment date of the Stock Split as February 23, 2016 (the “Payment Date”). On the Payment Date, as a result of the Stock Split, each holder of the Company’s Common Stock as of the Record Date, including the Reporting Person, received 1332 additional shares of its Common Stock for each one share owned, rounded up to the nearest whole share.

From May 12, 2016 to August 9, 2016, the Reporting Person transferred an aggregate of 1,114,000,000 shares of the Company’s Common Stock to a number of accredited investors in a private resale.

Item 4.	Purpose of Transaction

The shares of Common Stock covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of business as a result of the Share Exchange.  Depending on market conditions, its continuing evaluation of the business and prospects of the Company and other factors, the Reporting Person may dispose of or acquire additional shares of the Company.  Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company’s business or corporate structure;

(g)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)          The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the person named in Item 2 is 1,440,361,250 and 28.25%, respectively.

(b)	1. Sole power to vote or direct vote: 1,440,361,250

2. Shared power to vote or direct vote: -0-

3. Sole power to dispose or direct the disposition: 1,440,361,250

4. Shared power to dispose or direct the disposition: -0-

(c)          There have been no transactions with respect to the shares of Common Stock during the sixty (60) days prior to the date hereof by the Reporting Person.

(d)          No person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Person, other than the Reporting Person himself.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except for the arrangements described herein, to the best of the Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Share Exchange Agreement (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 22, 2016)

[The remained of this page is left blank intentionally.]

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 7, 2016

By:	/s/ Lim Chun Yen
Lim Chun Yen
Individual